                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)

                        TOR MINERALS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    433658101
                                    ---------
                                 (CUSIP Number)

                                 John S. Daniels
                                 Attorney at Law
                          6440 North Central Expressway
                                    Suite 503
                               Dallas, Texas 75206
                                 (214) 368-9405
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 30, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.132d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Megamin Ventures Sdn Bhd
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]

(6)      Citizenship or place of organization

         Malaysia
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         1,753,000
(8)      Shared voting power

         0
(9)      Sole dispositive power

         1,753,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,753,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [ ]

(13)     Percent of class represented by amount in Row (11)

         24.7%
(14)     Type of reporting person
         CO


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

CUSIP No. 433658101

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Lim Keng Kay
(2)      Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
(3)      SEC use only

(4)      Source of funds

         WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             [ ]
(6)      Citizenship or place of organization

         Malaysia
Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         0
(8)      Shared voting power

         0
(9)      Sole dispositive power

         0
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,753,000
 (12)    Check if the aggregate amount in Row (11) excludes certain shares
                                                                             [ ]

(13)     Percent of class represented by amount in Row (11)

         24.7%
(14)     Type of reporting person
         IN


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         The Schedule 13D filed on June 29, 1996, as previously amended
         (collectively, the "Prior Statement") is hereby amended as set forth in this Amendment No. 5. Except as otherwise indicated, capitalized terms which are used but not defined herein shall have the meanings ascribed in the Prior Statement.

Item 1. Security and Issuer.

         No modification, except that the Issuer has changed its name to TOR Minerals International, Inc.

Item 2. Identity and Background.

         As of the date of this Amendment, the officers and directors of Megamin Ventures Sdn Bhd (the "Company") are as follows:

         Chong Wai Lin, as previously reported;

         Lim Si Boon is a citizen of Malaysia and serves as Managing Director of Rock Chemical Industries (M) Berhad and as a director of Mega First Corporation Berhad, both located in Malaysia; and

         Tan Chin Yong is a citizen of Brunei and resident of Malaysia. He serves as a director of Meru Valley Resort Berhad.

         As of the date of this Amendment, the directors of Bonanza Venture Holdings Sdn Bhd, a holding company that owns the Company and is ultimately controlled by Lim Keng Kay, are as follows:

         Lim Keng Kay and Chong Wai Lin, as previously reported;

         Lim Kheng Loy is a citizen of Malaysia. He is an architect for Gerak Reka Akitck Sdn Bhd in Malaysia.

         Lim Si Boon (identified above); and

         Lim Pui San @ Lim Poi San is a citizen of Malaysia.

         The address for all of the individuals named above is c/o Megamin Ventures Sdn Bhd, A-3-6, 1 Persiaran Greentown 2, Greentown Business Centre, 30450 Ipoh, Perak, Malaysia. None of such individuals has been the subject of or convicted in any proceeding of the types listed in sections (d) or (e) of Item 2 of Schedule D during the last five years.

         In Amendment No. 4 to the Schedule D filed on March 31, 2000, Mr. Christopher J. McGougan was identified as a member of the group making the filing. Mr. McGougan is no longer associated with the Company, and he is no longer a Reporting Person.


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

Item 3. Source and Amount of Funds or Other Consideration.

         No modification.

Item 4. Purpose of Transaction.

         The Prior Statement related to transactions in which the Company acquired shares of the Issuer over a period of several years, most recently in 2000. The Company has more recently reviewed its ownership position in light of market conditions, the financial performance of the Issuer, the improved prices and volumes at which the Issuer's shares have traded, and numerous other factors. As a result of that review, the Company has determined to dispose of a portion of its position and has sold shares pursuant to the exemption provided in Rule 144 under the Securities Act of 1933. Sales which have occurred in the sixty day period preceding the filing of this Amendment (an aggregate of 50,000 shares) are reflected in the response to Item 5.

         To the extent that the Company considers market conditions conducive to such sales, the Company intends to continue selling shares from time to time in accordance with, and subject to, the limitations on the volume of selling under Rule 144. In addition, the Company may sell additional shares in private transactions which are not subject to the volume limitations imposed by Rule 144; if any such transactions are consummated, the shares sold in private transactions would be subject to restrictions on resale.

Item 5.  Interest in Securities of the Issuer

         In the sixty days prior to the date of filing of this Amendment, the Company sold shares of common stock of the Issuer in the following transactions effected though a broker-dealer in the NASDAQ Small Cap Market:

 Date                              Number of Shares                     Price per Share ($$)
7/17/03                                 10,000                                  3.30
7/21/03                                 10,000                                  3.40
7/24/03                                    500                                  4.20
7/30/03                                  1,700                                  4.20
7/31/03                                 11,200                                  4.20
8/1/03                                   6,400                                  4.20
8/5/03                                     400                                  4.20
8/6/03                                   9,800                                  4.20

         Following such sales, the Company owned 1,753,000 shares of common stock of the Issuer, or 24.7% of the outstanding shares reported by the Issuer in its quarterly report on Form 10-QSB for the quarter ended March 31, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


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

         See the Joint Filing Agreement which is attached as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1:        Joint Filing Agreement.

         Exhibit 2:        Power of Attorney (Megamin Ventures Sdn Bhd).

         Exhibit 3:        Power of Attorney (Lim Keng Kay).


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

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: August 8, 2003                    Lim Keng Kay


                                        /s/ Lim Keng Kay
                                        ----------------------------------------
                                        By:  /s/ Tan Chin Yong
                                             -----------------------------------
                                             Tan Chin Yong, Attorney in fact

Date: August 8, 2003                    MEGAMIN VENTURES Sdn Bhd



                                        By: /s/ Tan Chin Yong
                                            ------------------------------------
                                            Tan Chin Yong, Attorney in fact


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

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
1                       Joint Filing Agreement.

2                       Power of Attorney (Megamin Ventures Sdn Bhd).

3                       Power of Attorney (Lim Keng Kay).


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